Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 7
DATED JANUARY 24, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 4 dated December 15, 2011, Supplement No. 5 dated December 23, 2011 and Supplement No. 6 dated January 6, 2012.  Unless otherwise defined in this Supplement No. 7, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Distribution Update

We currently pay distributions based on daily record dates, calculated at a rate of $0.001639344 per share per day, which if paid each day for the 366-day calendar year of 2012, would equal $0.60 per share, payable monthly in arrears. The following table denotes the allocation of the distributions paid by us in 2011 for income tax purposes.  All amounts are stated in dollars per share.  The distributions based on December 2011 record dates and paid on January 3, 2012, are reportable for tax purposes in 2012 and are not reflected in the 2011 tax allocation.

For the year ended December 31, 2011, we paid distributions of approximately $23.6 million.  Approximately 72.62% of the distributions paid in 2011 will be treated as ordinary dividends and approximately 27.38% will be treated as non-dividend distributions for income tax purposes.

The tax allocation set forth below is being provided for informational purposes only.  You are advised to consult with your tax advisor about the specific tax treatment of distributions paid by us in 2011.

Record Dates	Payment Date	Total Distributions(1)	Ordinary Dividends	Capital Gain	Non-Dividend Distributions
December 1-31, 2010	January 3, 2011	$0.050959	$0.037005	–	$0.013954
January 1-31, 2011	February 1, 2011	$0.050959	$0.037005	–	$0.013954
February 1-28, 2011	March 1, 2011	$0.046027	$0.033423	–	$0.012604
March 1-31, 2011	April 1, 2011	$0.050959	$0.037005	–	$0.013954
April 1-30, 2011	May 2, 2011	$0.049315	$0.035811	–	$0.013504
May 1-31, 2011	June 1, 2011	$0.050959	$0.037005	–	$0.013954
June 1-30, 2011	July 1, 2011	$0.049315	$0.035811	–	$0.013504
July 1-31, 2011	August 1, 2011	$0.050959	$0.037005	–	$0.013954
August 1-31, 2011	September 1, 2011	$0.050959	$0.037005	–	$0.013954
September 1-30, 2011	October 3, 2011	$0.049315	$0.035811	–	$0.013504
October 1-31, 2011	November 1, 2011	$0.050959	$0.037005	–	$0.013954
November 1-30, 2011	December 1, 2011	$0.049315	$0.035811	–	$0.013504
		$0.600000	$0.435702	–	$0.164298

(1) The amounts set forth in this column represent the aggregate distribution paid, assuming that the shares were owned on each record date of the applicable month.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 20, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	58,291,365	580,072,999	55,325,967	524,747,032

Shares sold pursuant to our distribution reinvestment plan:	2,209,975	20,994,767	–	20,994,767

Shares purchased pursuant to our share repurchase program:	(212,588)	(2,055,330)	–	(2,055,330)
Total:	60,308,752	$599,212,436	$55,325,967	$543,886,469

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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